

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

Via E-mail
Mr. Kirk W. Walters
Senior Executive Vice President and Chief Financial Officer
People's United Financial, Inc.
850 Main Street
Bridgeport, CT 06604

      Re: People's United Financial, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2012
              Filed March 1, 2013
              File No. 001-33326

Dear Mr. Walters:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Angela Connell for

                      Stephanie Ciboroski
                      Senior Assistant Chief Accountant